Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Announcement on Resolutions of the Fourteenth Meeting of the Third Session of the Board of Supervisors
China Life Insurance Company Limited (the “Company”)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
The fourteenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 27, 2011 at the city of Hangzhou, Zhejiang Province. The supervisors were notified of the Meeting by way of a written notice dated October 17, 2011. All of the Company’s five supervisors, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1.	Approved the 2011 Third Quarter Report.
The Supervisory Board believed that: The preparation and review procedures of the 2011 Third Quarter Report are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of the China Securities Regulatory Commission and Shanghai Stock Exchange; The information contained therein in each respect truly, accurately and completely reflects the operation results and financial conditions of the Company in the third quarter of 2011; and no breach of confidentiality by the staff involved in the preparation and review of the 2011 Third Quarter Report was detected before such opinion was issued.
Voting result: 5 for, 0 against, with no abstention
2.	Passed the Proposal on Administration Measures of Related Party Transactions of the Company.
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
October 27, 2011